UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 8-A

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

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BlastGard International, Inc.

(Exact name of registrant as specified in its charter)

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Colorado	84-1506325
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2451 McMullen Booth Road, Suite 242, Clearwater, FL	33759-1362
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Not Applicable.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑

Securities Act registration statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $.001 par value

Item 1.

Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed in connection with BlastGard International, Inc. becoming a full reporting comp any under Section 12(g) of the Exchange Act of 1934, as amended.

The following summary is a description of our capital stock pursuant to our articles of incorporation, as amended. The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation, as amended, and by the provisions of applicable law.

General

BlastGard International, Inc. is authorized to issue up to 100,000,000 shares of its common stock, $.001 par value, and 1,000 shares of Preferred Stock, $.001 par value per share. As of July 27, 2009, there were 49,711,142 shares of common stock issued and outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of the common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of common stock do not carry cumulative voting rights and, therefore, a majority of the outstanding shares of common stock will be able to elect the entire Board of Directors and, if they do so, minority shareholders would not be able to elect any members to the Board of Directors.

Shareholders have no preemptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of our company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

The outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our Articles of Incorporation authorize us to issue 1,000 shares of preferred stock, $.001 par value per share, none of which are issued and outstanding. The preferred stock may be divided into and issued in one or more series as may be determined by resolution of the board of directors. The board of directors is authorized, without any further action by the shareholders, to determine dividend rates, liquidation preferences, redemption provisions, sinking fund provisions, conversion rights, voting rights, and other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock and the number of shares constituting any such series. In addition, such preferred stock could have other rights, including voting and economic rights senior to the common stock so that the issuance of such preferred stock could adversely affect the market value of the common stock. The creation of one or more series of preferred stock also may have the effect of delaying, deferring or preventing a change in control of our company without any action by shareholders.

INDEMNIFICATION DISCLOSURE FOR SECURITIES ACT LIABILITIES

The Articles of Incorporation and Bylaws provided that the Company may indemnify a controlling person, officer or director from liability for acting in such capacities, to the full extent permitted by the law of the State of Colorado. The Articles of Incorporation further provide that, to the full extent permitted by the Colorado Business Corporation Act, as the same exists or may hereafter be amended, a director or officer of the Company shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the company pursuant to the Colorado Business Corporation Act or the provisions of the Company’s Articles of Incorporation, as amended, or Bylaws, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for the indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209.

Item 2.

Exhibits.

The following exhibits are incorporated by reference pursuant to Rule 12b-32:

Exhibit No.	Description
3.1	The Company’s Articles of Incorporation, as amended and currently in effect. (Incorporated by reference to Exhibit 3.7 to the Company’s quarterly report on Form 10-QSB dated March 31, 2004).

3.2	The Company’s Bylaws, as amended and currently in effect. (Incorporated by reference to Exhibit 3.8 to the Company’s quarterly report on Form 10-QSB dated March 31, 2004).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BLASTGARD INTERNATIONAL, INC. (Registrant)

Date: August 7, 2009	By:	/s/ MICHAEL J. GORDON
Michael J. Gordon
Chief Financial Officer

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